No Act DC
P.E. 8-14-03

03030860

August 25, 2003

Act: 33
Section:
Rule: 145(a)(2)
Public
Availability: 8-25-03

PROCESSED
SEP 03 2003
THOMSON
FINANCIAL

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Adolph Coors Company
Incoming letter dated August 14, 2003

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the same meanings defined in your letter.

- The staff will not recommend enforcement action to the Commission if Coors, in reliance on your opinion that the exception to registration provided by Rule 145(a)(2) is available, effects the Reincorporation without registration under the Securities Act.

- After the consummation of the Reincorporation, Coors Delaware will be a "successor issuer" within the meaning of Rule 414 of the Securities Act of 1933 and may file post-effective amendments to Coors' registration statements in the manner described in your letter.

- After the consummation of the Reincorporation, Coors Delaware may take into account Coors' reporting history under the Securities Exchange Act of 1934 in determining its eligibility to use Form S-3 and to furnish information on Form S-4 in the manner permitted for issuers eligible to use Form S-3.

- Actions taken to allow the substitution of Coors Delaware for Coors under Coors' Stock-Based Benefits Plans are not actions requiring the disclosure of information under Item 10 of Exchange Act Schedule 14A.

- Coors Delaware Common Stock distributed in the Reincorporation will not be "restricted securities" with the meaning of Rule 144(a)(3) solely as a result of the Reincorporation.

- After consummation of the Reincorporation, Coors's Exchange Act reporting history may be taken into account in determining whether Coors Delaware satisfies Rule 144(c)(1).

- Persons who receive Coors Delaware Common Stock in the Reincorporation may take into account the periods during which they held Coors Colorado Common Stock in order to calculate their holding periods under Rule 144(d) for Coors Delaware Common Stock.

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- After consummation of the Reincorporation, Coors Delaware's Class B Common Stock will be deemed registered under the Exchange Act by operation of Rule 12g-3(a).

- After consummation of the Reincorporation, Coors Delaware will succeed to the Commission file number currently used by Coors.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions. Further, the response regarding registration under the Securities Act expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Keir D. Gumbs
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2003

James C. Morphy
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Re: Adolph Coors Company

Dear Mr. Morphy:

In regard to your letter of August 14, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

August 14, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Reincorporation of Adolph Coors Company from Colorado to Delaware;
Securities Act of 1933; Rule 145(a)(2), 414, 144; and
Forms S-3, S-4 and S-8
Item 10 of Schedule 14A
Securities Exchange Act of 1934; Section 12(b) and Rule 12g-3

Ladies and Gentlemen:

We are acting as counsel to Adolph Coors Company, a Colorado corporation ("Coors" or the "Company"), in connection with the proposed reincorporation of Coors in the State of Delaware (the "Reincorporation").

To effect the Reincorporation, Coors intends to merge with and into a newly created wholly owned subsidiary ("Coors Delaware"), to be formed in Delaware for the sole purpose of effecting the Reincorporation. This merger (the "Reincorporation Merger") will be completed pursuant to an Agreement and Plan of Merger (the "Merger Agreement") and will result in Coors Delaware as the surviving publicly traded corporation. As a result of the Reincorporation, each outstanding share of Class A Common Stock (Voting), without par value, of Coors ("Colorado Class A Stock") will automatically be converted into a share of Class A Common Stock (Voting), with par value of $0.01, of Coors Delaware ("Delaware Class A Stock") and each outstanding share of Class B Common Stock (Non-Voting), without par value, of Coors ("Colorado Class B Stock") will automatically be converted into one share of Class B Common Stock (Non-Voting), with par value of $0.01, of Coors Delaware ("Delaware Class B Stock") (Colorado Class A Stock and Colorado Class B Stock, together, the "Colorado Common Stock"; Delaware Class A Stock and Delaware Class B Stock, together, the "Delaware Common Stock").

In connection with the Reincorporation, we hereby respectfully request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that:

I. The Staff will not recommend any enforcement action if, in reliance upon the last clause of Rule 145(a)(2) of Securities Act of 1933, as amended (the "Securities Act"), the Reincorporation Merger is completed without registration under the Securities Act of Delaware Common Stock to be issued to holders of Colorado Common Stock in cancellation of their Colorado Common Stock pursuant to the Reincorporation Merger.

II. Coors Delaware will be considered a "successor issuer" of Coors for purposes of Rule 414(d) under the Securities Act and may file post-effective amendments to Coors' Registration Statements (as hereinafter defined) and any other registration statement hereafter filed by Coors under the Securities Act, to permit Coors Delaware to continue the offerings registered thereby.

III. After the effective time of the Reincorporation Merger (the "Effective Time"), Coors Delaware may include the prior activities and status of Coors in determining whether Coors Delaware meets the eligibility requirements for the use of the various forms of registration statements under the Securities Act, including Form S-3 and Form S-4.

IV. Actions to be taken with respect to the assumption of, and future issuance of Delaware Common Stock in lieu of Colorado Common Stock under, the Company's 1990 Equity Incentive Plan, the Coors Stock Unit Plan, the Coors Equity Compensation Plan for Non-Employee Directors, the Deferred Compensation Plan, the Coors Savings and Investment Plan and the Coors 401(k) Savings Plan do not constitute actions that require disclosure under Item 10 of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

V. (a) For purposes of Rule 144(a)(3) under the Securities Act, the Delaware Common Stock to be issued in the Reincorporation Merger will not constitute "restricted securities" solely as a result of the Reincorporation, (b) with respect to currently existing "restricted securities" of the Company and for purposes of determining compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act, Coors Delaware may take into account the reporting history of Coors and (c) current holders of any "restricted securities" of Coors, including affiliates of Coors, will be permitted to "tack" the holding period of their Colorado Common Stock to that of their Delaware Common Stock for purposes of determining their holding period under Rule 144(d) under the Securities Act and the Reincorporation will not impact the holding period calculations of such holders for purposes of sales pursuant to Rule 144.

VI. The Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act.

VII. After the Effective Time, Coors Delaware will succeed to the Commission File Number currently used by Coors and Coors Delaware may file its periodic reports using the file number now used by Coors.

Background

The Company, founded in 1873 and incorporated in the State of Colorado in 1913, is primarily engaged in the manufacture, marketing and sale of beer and other beverage products. Coors products are available throughout the United States and in more than 30 international markets in North America, Latin America, the Caribbean, Europe and Asia. Its principal subsidiaries are Coors Brewing Company, a Colorado corporation, and Coors Brewers Limited, a company organized under the laws of England and Wales. The Company's authorized capital stock consists of (i) 1,260,000 shares of Colorado Class A Stock, all of which are issued and outstanding as of the date hereof, (ii) 200,000,000 shares of Colorado Class B Stock, of which approximately 35,00,000 shares were issued and outstanding as of August 1, 2003, and approximately 11,000,000 shares are reserved for issuance under employee and director stock option plan as of the date hereof, and (iii) 25,000,000 shares of Preferred Stock, without par value ("Colorado Preferred Stock"), none of which are issued and outstanding as of the date hereof. As of the date hereof, all of the issued and outstanding shares of Colorado Class A Stock are held by the Adolph Coors, Jr. Trust. As of August 1, 2003, approximately 13,000,000 shares of the issued and outstanding shares of Colorado Class B Stock were shares that were not registered, or exempt from registration, under the Securities Act, and most of such shares were held by Coors family members or Coors family trusts. As of August 1, 2003, all of the issued and outstanding shares of Colorado Class B Stock were held by approximately 3,000 holders of record. Colorado Class A Stock is identical in all respects to Colorado Class B Stock, except with respect to voting rights. Colorado Class B Stock does not vote for the election of directors or on other routine matters; its only voting rights are with respect to matters required by law or the Articles of Incorporation of Coors. Coors is subject to the periodic reporting requirements of the Exchange Act, files periodic reports with the Commission, and is current with all such reporting obligations. As a result of the Reincorporation Merger, Colorado Class B Stock will cease to be listed on the New York Stock Exchange, Inc. (the "NYSE") and Delaware Class B Stock will be listed on the NYSE.

The Reincorporation

The business purpose of the Reincorporation is to allow Coors to avail itself of Delaware corporate law. Delaware is a recognized leader in adopting and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. The Delaware General Corporation Law (the "DGCL") is an enabling statute that is frequently revised and updated to accommodate changing business needs. Delaware courts have developed considerable expertise in dealing with corporate legal issues and produced a substantial body of case law construing Delaware corporate laws, with multiple cases concerning areas that no Colorado court has considered. The abundance of case law in Delaware enhances the relative clarity and predictability in many areas of Delaware corporate law, which could offer added advantages to the Company by allowing its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions.

After the Reincorporation, (i) Adolph Coors, Jr. Trust, as the sole holder of the Colorado Class A Stock, will be the sole holder of the Delaware Class A Stock and (ii) the holders of the Colorado Class B Stock will be the holders of the Delaware Class B Stock. The Reincorporation will not result in any change in the economic or beneficial ownership interests of Coors' shareholders. The Reincorporation also will not result in any change in the name, business, management, fiscal year, assets, liabilities, or location of the principal facilities of Coors. The directors of Coors will become directors of Coors Delaware. All employee benefit, stock option and purchase plans of Coors will be continued by Coors Delaware, and each option or right issued pursuant to such plans will automatically be converted into an option or right to purchase the same number and same type of Coors Delaware Common Stock, at the same price per share, upon the same terms, and subject to the same conditions, as set forth in such plans.

The plan to reincorporate was approved by the Board of Directors of Coors on May 16, 2003, and will be submitted to Coors' shareholders at a special meeting to be held later this year (the "Special Meeting"). Even though Colorado Class B Stock is typically non-voting, the Colorado Business Corporation Act (the "CBCA") grants holders of nonvoting shares in corporations incorporated prior to July 1, 1978, such as Coors, the right to vote on a plan of merger. Because the Reincorporation is to be effected through the Reincorporation Merger, holders of Colorado Class B Stock will be entitled to vote on the Reincorporation proposal at the Special Meeting. Proxies will be solicited by Coors for the meeting in accordance with Regulation 14A under the Exchange Act.

Because of differences between the CBCA and the DGCL, as well as differences between the Company's charter and bylaws before and after the reincorporation, the reincorporation will effect some changes in the rights of the Company's shareholders. Summarized below are the most significant differences between the rights of the shareholders of the Company before and after the reincorporation, as a result of the differences among the CBCA and the DGCL, and the Articles of Incorporation and the Bylaws of the Company and the Certificate of Incorporation and Bylaws of Coors Delaware. These changes will be disclosed appropriately in the definitive proxy statement for the Special Meeting. Because most of the provisions summarized below apply only or primarily to the Company shareholders entitled to vote and all of the voting Colorado Common Stock is held by Adolph Coors, Jr. Trust (and, after the Reincorporation, all of the voting Delaware Common Stock will be held by Adolph Coors, Jr. Trust), the Company believes that the differences between the Colorado and the Delaware provisions listed below will not result in any material modification of its pubic shareholders' rights.

(A) Amendments to the charter. The CBCA permits the board of directors or the holders of shares representing at least 10% of the votes entitled to be cast on the amendment to propose an amendment to the corporation's articles of incorporation. Such amendment must first be recommended to the shareholders by the board of directors unless the amendment is proposed by the shareholders or unless the board determines that, because of a conflict of interest or other special circumstances, it should make no recommendation and communicates the basis of its determination to the shareholders with the amendment. All amendments must also be approved by a vote of the shareholders in which the number of votes cast for such proposal exceeds the number of votes cast against such proposal, assuming that a quorum is present at the meeting for such purpose. Under the DGCL, an amendment to a Delaware corporation's certificate of incorporation generally will require that the directors adopt a resolution setting forth the amendment, declaring its advisability and submitting it to a vote of the shareholders. All material amendments to a corporation's certificate of incorporation require the approval of the holders of a majority of the outstanding voting shares.

(B) Shareholder action by written consent without a meeting. Under the CBCA, any action by shareholders may be taken without a meeting only with the written consent of all shareholders who would be entitled to vote at a meeting held for such propose. Under the DGCL, unless the corporation's certificate of incorporation provides otherwise, any action that could be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote if a consent in writing setting forth the action to be taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

[Note to Staff: the former section entitled "Special meeting of shareholders" was deleted since Coors ultimately decided to "carry over" the relevant Colorado provision in its Delaware organizational documents]

(C) Dividends and repurchases of shares. Colorado law dispenses with the concepts of par value of shares as well as statutory definitions of capital and surplus. Under the CBCA, a corporation may declare and pay cash or in-kind property dividends or repurchase shares unless, after giving effect to the transaction, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The DGCL permits a corporation to declare and pay dividends out of surplus or, in certain circumstances if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

(D) Appraisal/dissenters' rights. The CBCA provides that shareholders are entitled to exercise dissenters' rights in the event of certain mergers, share exchanges, sales, leases, exchanges or other dispositions of all or substantially all of the assets of the corporation. Shareholders also are permitted to dissent if provided for in the bylaws or by director resolution. Shareholders also may dissent in the case of a reverse stock split that reduces the number of shares owned to a fraction of a share or to scrip if such scrip is to be acquired for cash or voided. Dissenters' rights in Colorado apply to both record holders and beneficial holders. The DGCL provides such appraisal rights only in the case of a shareholder objecting to certain mergers or consolidations. In addition, under the DGCL, shareholders have no appraisal rights in a sale of all or substantially all of a corporation's assets. Appraisal rights in Delaware apply to record holders only.

(E) Indemnification of directors, officers and employees. The Bylaws of the Company require that the Company indemnify the following persons, only if such persons acted in good faith and in a manner such persons reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe the person's conduct was unlawful: (i) directors, except with respect to a personal benefit improperly received by such directors and (ii) officers and employees, except with respect to matters in which such officers and employees are adjudged to be liable for their own gross negligence or willful misconduct and except with respect to a personal benefit improperly received by such officers and employees. In addition, as required by the CBCA, the Company is required to give shareholders, with or before the notice for the next shareholders' meeting, a notice of all indemnification of, or advancement of expenses to, directors of the Company in connection with a proceeding by or in the right of the corporation.

The Bylaws of Coors Delaware will provide that the officers and directors of Coors Delaware are to be indemnified to the fullest extent permitted by Delaware law. The Bylaws of Coors Delaware will not contain the following provisions that were expressly required by Colorado law (but not by Delaware law): (i) limiting indemnification of a director or officer with respect to a personal benefit improperly received or (ii) the requirement of a notice to stockholders in the event of indemnification of, or advancement of expenses to, directors of the corporation in connection with a proceeding by or in the right of the corporation. The Bylaws of Coors Delaware will not expressly prohibit indemnification of an officer if the officer is adjudged to be liable for gross negligence or willful misconduct, but instead will require that the officer comply with applicable Delaware standards. Coors Delaware will not be required to indemnify employees of Coors Delaware. The Bylaws of Coors Delaware will otherwise be similar to the Bylaws of the Company with respect to mandatory indemnification by Coors Delaware of directors and officers, and that all such persons must act in good faith and in a manner such persons reasonably believed to be in or not opposed to the best interests of Coors Delaware, and with respect to any criminal proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, the Bylaws of Coors Delaware will contain the following provisions not currently contained in the Bylaws of the Company but consistent with Delaware law: (i) mandatory prepayment of expenses of directors and officers, upon receipt of an undertaking by such director and officer to repay all amounts advanced if such director and officer is ultimately determined not to be entitled to indemnification by Coors Delaware, (ii) a clarification that any repeal or amendment of the indemnification provisions contained in the Bylaws of Coors Delaware will not adversely affect any right or protection in respect of any act or omission occurring prior to the time of such repeal or modification, and (iii) Coors Delaware will provide indemnification to directors and officers with respect to proceedings commenced by the director or officer only if commencement of such proceeding has been authorized by the board of directors of Coors Delaware.

(F) Dissolution. Under the CBCA, upon initial approval by the board of directors, a dissolution may be approved by a simple majority of the outstanding shares of the corporation's stock entitled to vote, unless a supermajority vote is required by the articles of incorporation, the by-laws, or the board of directors. Shareholders may only initiate dissolution by way of a judicial proceeding. Under the DGCL, only if the board of directors initially approves the dissolution may it be approved by a simple majority of the outstanding shares of the corporation's stock entitled to vote. Without such initial approval by the board of directors, the dissolution must be approved by all the shareholders entitled to vote thereon.

(G) Derivative suits. Both the CBCA and the DGCL allow a holder of shares to bring an action only if such holder held shares of the corporation's stock at the time of the transaction in question. However, the CBCA further provides that a Colorado corporation may require a shareholder to put up a security bond unless (i) the shareholder owns at least 5% of the outstanding shares of any class of stock of the corporation or (ii) the market value of the shareholder's shares exceeds $25,000. The DGCL does not have such bonding requirement.

(H) Business Combinations Statute. Colorado does not have a business combinations statute. Section 203 of the DGCL provides for a three-year moratorium on certain business combinations with "interested stockholders" (generally, persons who own, individually or with or through other persons, 15% or more of the corporation's outstanding voting stock). The DGCL, however, permits a corporation to opt out of the restrictions imposed by Section 203. Coors Delaware will opt out of Section 203 of the DGCL in its Certificate of Incorporation.

(I) Preferred Stock. The Articles of Incorporation of the Company authorize the board of directors of the Company to issue shares of preferred stock in one or more series, and to fix for each series the number, dividend rights, conditions of redemption, rights on dissolution, voting rights (but only to the limited extent the preferred stock is granted the right to vote by the CBCA), conversion privileges and other rights and limitations to the extent permitted by the CBCA. No shares of preferred stock are currently issued or outstanding. The Certificate of Incorporation of Coors Delaware will contain a similar authorization for the board of directors with respect to preferred stock; however, the rights and limitations of the preferred stock are to the fullest extent permitted by Delaware law. Accordingly, the Board is permitted to fix whether or not the holders of shares of a series of preferred stock will have voting rights and the terms of those voting rights, in addition to the voting rights provided by Delaware law. No shares of preferred stock will be issued in connection with the Reincorporation.

(J) Vote Required for Election of Directors. The Bylaws of the Company provide that a majority of the shares entitled to vote for directors is required in order to elect a director. Consistent with Delaware law, the Bylaws of Coors Delaware will provide that a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote for directors is required in order to elect a director.

(K) Removal of Directors. As required by the CBCA, the Articles of Incorporation and Bylaws of the Company provide that any director may be removed, with or without cause, only by the holders of Colorado Class A Stock and only if the votes cast in favor of removal exceed the votes cast against removal. The Certificate of Incorporation and Bylaws of Coors Delaware will provide the same right of removal of directors except that the vote required of the holders of Delaware Class A Stock for removal was modified, as required by the DGCL, to a majority vote of the shares of Delaware Class A Stock then entitled to vote at an election of directors.

(L) Examination of Books and Records. Under the CBCA and the Bylaws of the Company, any record or beneficial shareholder of the Company may, upon five days' written demand, inspect certain records, including shareholder actions, minutes of shareholder meetings, communications with shareholders and recent financial statements. In addition, upon five days' written demand, any such shareholder may inspect the list of shareholders and certain other corporate records, including minutes of the meetings of board of directors of the Company, if the shareholder either (i) has been a shareholder for at least three months or (ii) is a shareholder of at least five percent of all outstanding shares of any class of shares when the demand is made, provided that the demand is made in good faith for a proper purpose reasonably related to such person's interests as a shareholder. Under the DGCL, the inspection rights of the stockholders of Coors Delaware are largely the same as under Colorado law, except: (i) there is no requirement that the stockholder has been a stockholder for at least three months or is a stockholder of at least five percent of all outstanding shares of any class of shares when the demand is made, and (ii) if Coors Delaware refuses to permit inspection or does not reply to the demand within five business days after the demand has been made, the stockholder may apply to the Court of Chancery for an order to compel such inspection.

Discussion

I. Rule 145(a)(2)

Prior to 1973, the Commission generally took the position that business combination transactions, including reincorporation transactions, generally did not involve an "offer" or "sale" of securities for purposes of the registration provisions of the Securities Act. *See* Commission Rule 133 (rescinded by Securities Act Rel. No. 5663, effective January 1, 1973). With the adoption of the Securities Act Rule 145 in 1973, the Commission abandoned this view as to most business combination transactions as no longer in the best interests of investors, and afforded persons who are offered securities in business combinations the protection provided by registration under the Securities Act.

However, Rule 145(a)(2) provides an exception for mergers or consolidations where "the sole purpose of the transaction is to change an issuer's domicile solely within the United States." The Staff has long recognized that a variety of changes may be effected as part of or along with a reincorporation merger, while still being within the scope of the "change of domicile" provisions of Rule 145(a)(2) and without the transaction being subject to registration under the Securities Act. *See* Release No. 33-5463, February 28, 1974; Division of Corporation Finance's Interpretations of Rule 145 and Related Matters, Part II, Illustration B. It is our opinion that Coors' Reincorporation Merger constitutes a "change of domicile" merger within the meaning of Rule 145(a)(2) and would not constitute an "offer" or "sale" of securities for purposes of the registration requirements of the Securities Act.

Publicly available responses of the Staff to requests for "no-action" or interpretive advice support our conclusion that "the sole purpose of the [Reincorporation] is to change an issuer's domicile solely within the United States" within the meaning of the last clause of Rule 145(a)(2).

The responses recognize that, due to differences between the general corporation laws of the various states, every change in corporate domicile from one state to another necessarily involves changes in the interests of shareholders. For example, no-action letters of the Staff in General Electric Capital Corporation (available July 26, 2000) ("GE Capital"), CygnusTherapeutic Systems (available May 6, 1994) ("Cygnus"), Community Financial Corporation (available July 1, 1996), The Clothestime, Inc. (available May 16, 1991) ("Clothestime"), Applied Materials, Inc. (available April 16, 1987) ("Applied Materials"), Lorimar-Telepictures Corporation (available November 14, 1986) ("Lorimar"), InterWest Corp. (available January 20, 1986), Webb Resources, Inc. (available August 9, 1977) and Savin Business Machines Corporation (available August 24, 1973) recognize certain inherent differences arising from reincorporation in Delaware, including: (1) the vote required to approve a merger, consolidation, sale of substantially all the assets or dissolution of a corporation; (2) the elimination of dissenters' appraisal rights in certain mergers and other reorganizations; (3) the ability under certain circumstances to pay dividends despite a lack of surplus; (4) the ability of shareholders to act by written consent of less than all shareholders entitled to vote in lieu of an annual or special meeting; (5) the elimination of the shareholders' right to call a special meeting of the shareholders; (6) the requirement that in certain circumstances a director can be removed only for cause; (7) the elimination of the need for a shareholder vote to approve the issuance of rights or options to purchase shares to directors, officers or employees or to authorize loans to directors who are also officers.

Prior "no action" letters have confirmed that the Rule 145(a)(2) exception applies where the change in domicile is accompanied by revisions of the company's charter provisions that could also have been effected by charter amendments in the prior state of incorporation and that registration under the Securities Act is not required under such circumstances. *See, e.g.*, Lorimar, Marantz Company Inc. (available June 17, 1986) ("Marantz"), The Time Mirror Company (available February 14, 1986) ("Times Mirror"), Worthington Industries, Inc. (available September 8, 1986) ("Worthington"), The Caterpillar Tractor Company (available February 10, 1986) ("Caterpillar"), Langley (available February 28, 1983) and Wavetek (available April 25, 1980) ("Wavetek").

All of the material features of the proposed Reincorporation described herein are similar to the material features of the reincorporation transactions described in the no-action letters mentioned above. The no-action letters referred to above, as well as others not cited in this request, recognize that organic corporate changes, including changes substantially similar to those contemplated by Coors, may accompany a change of domicile merger to which the Rule 145(a)(2) exception applies. For example, as part of its move from a jurisdiction which has dispensed with the concepts of par value, surplus and capital to a jurisdiction which recognizes par value, surplus and capital, Coors would change the par value of all of its capital stock from no par value to a par value of $0.01. Other than provisions "carried over" from the Colorado charter, the changes the Company will make to its charter in connection with the Reincorporation are consistent with what Delaware law provides as a "default" provision. We submit that the Staff should not construe such exception so narrowly as to exclude a change in domicile accompanied by changes as described herein, because it is apparent that, if the change in corporate organization were not instituted in connection with the change of domicile, it could be effectuated under Delaware law at a later date through charter amendment adopted with the same shareholder approval, to which the registration provisions of the Securities Act would not apply. Since the same goals could be achieved in two steps, the exception provided by Rule 145(a)(2) should not be held inapplicable merely because the two steps are more expeditiously and economically combined into a single reincorporation procedure requiring shareholder approval.

In addition, on numerous occasions the Staff has taken a "no action" position confirming that the Rule 145(a)(2) exception is available where a change in the state of domicile is accompanied by significant revisions in the company's charter and bylaws, even though such changes could not necessarily have been accomplished under the laws of the company's prior state of incorporation. *See, e.g.*, GE Capital, Cygnus,

Lorimar, The Clorox Company (available September 29, 1986), Marantz, Times Mirror, Caterpillar and Wavetek.

Furthermore, in the case of Coors, full and fair disclosure of the impact of the Reincorporation on shareholders' rights is required by the proxy rules and will not depend on the application of the registration requirements of the Securities Act.

Finally, we note that the Reincorporation is not the type of transaction meant to be covered by the registration requirements of the Securities Act because the Reincorporation does not involve any combination of interests or assets or acquisition of securities or any change of the capital structure of Coors, pursuant to which present economic interests of Coors shareholders will be altered.

Accordingly, we request that the Staff concur in our opinion that the Reincorporation Merger constitutes a "change of domicile" merger within the meaning of Rule 145(a)(2) and it can be completed without registration of Delaware Common Stock under the Securities Act.

II. Rule 414

The Company has five employee benefits plans, the Coors 1990 Equity Incentive Plan, the Coors Stock Unit Plan, the Equity Compensation Plan for Non-Employee Directors, the Coors Savings & Investment Plan and the Coors 401(k) Savings Plan, as to which it maintains effective registration statements on Form S-8 (Reg. No. 333-103573, filed March 4, 2003; Reg. No. 333-59516, filed April 25, 2001; Reg. No. 333-38378, filed June 1, 2000; Reg. No. 033-35035, filed May 24, 1990; Reg. No. 333-82309, filed July 6, 1999 ; Reg. No. 33-59979, filed June 6, 1995; Reg. No. 33-40730, filed May 23, 1991; Reg. No. 333-30610, filed February 17, 2000; Reg. No. 33-51072, filed August 24, 1992; Reg. No. 333-45869, filed February 9, 1998, collectively, the "Registration Statements"). Pursuant to the Reincorporation Merger, Coors Delaware will succeed to the rights and obligations of Coors with respect to the Registration Statements, and Coors Delaware intends to file with the Commission post-effective amendments to the Registration Statements pursuant to Rule 414(d) of the Securities Act adopting the Registration Statements. In accordance with Rule 414(d), such post-effective amendments will set forth any additional information necessary to keep the Registration Statements from being misleading in any material respect.

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer incorporated under the laws of another state for the purpose of changing the state of incorporation or form of organization of the enterprise, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement if: (a) immediately prior to the succession, the successor issuer has no assets or liabilities other than nominal assets or liabilities, (b) the succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor, (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to such security holders pursuant to Section 14(c) of the Exchange Act, and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statements for all purposes of the Securities Act.

In connection with the Reincorporation, all the conditions enumerated in Rule 414 will be satisfied under the terms and provisions of the Merger Agreement: (i) prior to the Reincorporation, Coors Delaware will have no assets or liabilities (other than nominal assets and liabilities), (ii) pursuant to the Reincorporation Merger, Coors Delaware will acquire all of the assets and assume all of the liabilities and obligations of Coors, (iii) the Reincorporation will be subject to shareholder approval at the Special Meeting for which proxies will be solicited pursuant to Section 14(a) of the Exchange Act, and (iv) Coors Delaware will file post-effective amendments expressly adopting the Registration Statements as its own.

On numerous occasions the Staff has taken a "no-action" position confirming that Rule 414 is applicable in situations similar to the Reincorporation. *See, e.g.*, Clayton Homes, Inc. (available September 26, 1996) ("Clayton Homes"), C. Brewer Homes, Inc. (available July 22, 1994) ("C. Brewer Homes"), Cygnus, Clothestime, Borland International, Inc. (available November 1, 1989), Vertipile, Inc. (available July 8, 1987) ("Vertipile"), Worthington, Greiner Engineering Inc. (available August 4, 1986), The Limited, Inc. and the Limited Store, Inc. (available September 24, 1982) ("The Limited"), Topps & Trowers (available April 13, 1979), Trans World Airlines, Inc. (available November 13, 1978), and Limited Gas Pipeline Company (available September 6, 1976).

Accordingly, we request that the Staff concur in our view that re-registration under the Securities Act will not be required as a consequence of the Reincorporation Merger and that, instead, Coors Delaware may be considered a "successor issuer" of Coors for purposes of Rule 414 and may file post-effective amendments to the Registration Statements and any other registration statements hereafter filed by Coors under the Securities Act, as contemplated by Rule 414(d).

III. Eligibility for Form S-3 and S-4

The Form S-3 reporting requirements are designed to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately. General Instruction I.A.7 to Form S-3 under the Securities Act deems a "successor registrant" to have met the conditions for eligibility to use a Form S-3 set forth in General Instruction I.A. 1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, meet such conditions, (b) the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and (c) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. The Company currently meets the conditions set forth in General Instructions I.A. 1, 2, 3 and 5 of the General Instructions to Form S-3.

Coors Delaware should be deemed to be a "successor registrant" of Coors, within the meaning of the word "successor" as such term is defined by Rule 405 under the Securities Act (Rule 405 defines the term "successor" to mean a company that has directly acquired "the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer"). As a "successor registrant" to Coors, Coors Delaware will meet all three conditions for Form S-3 eligibility set forth in General Instruction I.A.7. Coors and Coors Delaware, taken together, meet the conditions for eligibility to use Form S-3. The proposed succession of Coors Delaware to the business, assets and liabilities of the Coors will be for the purpose of changing the state of incorporation of the Coors. Finally, as previously discussed, the consolidated assets and liabilities of Coors Delaware immediately after the Effective Time will be the same as the consolidated assets and liabilities of Coors immediately prior to the Effective Time.

Accordingly, we are of the view that, after the Effective Time, Coors Delaware will be entitled to take into account Coors' acts and status prior to the Effective Time in determining whether Coors is eligible to use Form S-3. We are of the further view that, following consummation of the Reincorporation Merger, Coors Delaware also should be permitted to rely on the prior reporting history and financial data of Coors for purposes of making the determination that Coors Delaware "meets the requirements for use of Form S-3" as such term is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 for any registration statement on Form S-4. The Commission has taken similar positions with respect to the eligibility for the use of Forms S-3 and S-4 in the context of transactions similar to the Reorganization Merger. *See, e.g.*, Payless ShoeSource, Inc. (available April 20, 1998) ("Payless"), The Lincoln Electric Company (available April 17, 1998) ("Lincoln"), Quality Food Centers, Inc. (available August 26, 1997), Boston Edison Company (available February 24, 1997), National Securities Corporation (available February 6, 1997), Pennsylvania Power & Light Company (available March 3, 1995), Washington Mutual Savings Bank (available August 22, 1994), and The Limited.

IV. Item 10 of Schedule 14A

The assumption by Coors Delaware of the obligations of Coors for the future issuance of Delaware Common Stock in lieu of Colorado Common Stock under the Company's 1990 Equity Incentive Plan, the Coors Stock Unit Plan, the Coors Equity Compensation Plan for Non-Employee Directors, the Deferred Compensation Plan, the Coors Savings and Investment Plan and the Coors 401(k) Savings Plan (collectively, the "Stock-Based Benefits Plans") does not constitute a grant or extension of any new rights, but simply is a conversion of existing rights and a continuation of existing plans under the new corporate structure. Accordingly, we are of the view that the actions taken with respect to the assumption of, and the future issuance of Delaware Common Stock in lieu of Colorado Common Stock under the Stock-Based Benefit Plans do not constitute actions which require disclosure under Item 10 of Schedule 14A of the Exchange Act. The Staff has taken similar positions with respect to Item 10 in the context of transactions similar to the Reincorporation. *See, e.g.*, Weatherford International, Inc. and Weatherford International, Ltd. (available June 25, 2002), Payless, Boston Edison Company (available February 24, 1997) ("Boston Edison"), National Securities Corporation (available February 6, 1997), Pacific Gas and Electric Company (available February 1, 1996), Atlanta Gas Light Company (available January 4, 1996), Pennsylvania Power & Gas Company (available March 3, 1995), Consolidated Rail Corporation (available March 17, 1993), Adolph Coors Company (available March 30, 1990), Union Carbide (available March 3, 1989).

V. Rule 144

Assuming that the issuance of Delaware Common Stock to the holders of Colorado Common Stock in the Reincorporation does not require registration under the Securities Act, it appears to us that the Delaware Common Stock so issued should not constitute "restricted securities" for purposes of Rule 144 under the Securities Act, although only to the extent that such shares are not issued in respect of "restricted securities" of the Company. There appears to be no sound reason to deem the Delaware Common Stock to be "restricted securities;" the practical effect of this position would be to require registration of the issuance of shares in the Reincorporation. Many of the no-action letters referred to above have explicitly taken the position that the shares of the successor company in a reincorporation merger are not "restricted securities." Indeed, by virtue of the exception to paragraph (a)(2), Rule 145 appears to recognize that, in these circumstances, the survivor shares are for all practical purposes the shares of its predecessor and do not become "restricted securities" for purposes of Rule 144. *See, e.g.*, Clayton Homes, C. Brewer Homes, Vertipile, Clothestime, Applied Materials, Lorimar and Worthington.

In connection with the sales of "restricted securities" of the Company existing prior to the Effective Time, Rule 144 under the Securities Act provides a safe harbor for sales of "restricted securities" and sales of other securities by and for the account of "affiliates" of the issuer. One of the prerequisites for a person to be able to utilize the safe harbor of Rule 144 is that there be current public information available with respect to such issuer. Rule 144(c)(1) requires, for the safe harbor to be available, the issuer to have been subject to the reporting requirements of the Exchange Act for a period of 90 days immediately preceding the sale of securities by the person seeking to utilize the safe harbor of Rule 144, and to have filed all reports required to be filed under the Exchange Act during the 12 months preceding the sale of securities, or such shorter time as the issuer was required to file such reports. Immediately after the Effective Time, Coors Delaware will not be able to satisfy these provisions.

Inasmuch as, (i) immediately after the Effective Time, Coors Delaware will have, on a consolidated basis, the same assets, business and operations as Coors prior to the Effective Time and (ii) Coors has been subject to, and as we have been informed, has complied with, the reporting requirements of Section 13 of the Exchange Act during the past 12 months , for purposes of Rule 144, Coors Delaware should be deemed, immediately after the Effective Time, to have complied with the public information requirements of Rule 144(c)(1). We respectfully request your concurrence in this opinion and your advice that the Staff will not recommend any enforcement action if the Reincorporation Merger is effected in conformance therewith. The Staff has taken similar positions in the context of transactions similar to the Reorganization. *See, e.g.*, GE Capital, Payless, Lexmark International Group, Inc. (available March 14, 2000), IPC Information Systems, Inc. (available May 20, 1999), Quality Food Centers Inc. (available August 26, 1997), Boston Edison, Proler International Corp. (available March 8, 1996) ("Proler"), and Interstate Bakeries Corporation (available May 18, 1990).

Finally, in addition to the Colorado Class A Stock which is privately held, a number of shares of Colorado Class B Stock were acquired before the registration in June 1975 of the Colorado Class B Stock under the Securities Act. Most of the unregistered shares of Colorado Class B Stock are currently held by Coors family trusts and Coors family members. We request advice confirming our view that current holders of "restricted stock," including "affiliates" of Coors, will be permitted to "tack" the holding period of their Colorado Common Stock to that of their Delaware Common Stock for purposes of determining their holding period under Rule 144(d), and that the Reincorporation Merger will not impact the holding period calculations of such holders, including affiliates, for purposes of sales pursuant to Rule 144. The Staff has taken similar positions with respect to "tacking" under Rule 144 in the context of transactions similar to the Reorganization. *See, e.g.*, Proler, MapInfo Corporation (available August 6, 1997), Clayton Homes and C. Brewer Homes.

VI. Rule 12g-3

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities or acquisition of assets, securities of an issuer, not previously registered pursuant to Section 12 of the Exchange Act, are issued to the holders of any securities of another issuer which is registered pursuant to Section 12, the class of securities so issued in the succession transaction shall be deemed to be registered pursuant to Section 12 unless, upon consummation of the succession, (i) such new class is exempt from Section 12 registration other than by Rule 12g3-2, (ii) all securities of the subject class are held of record by less than 300 persons, or (iii) the securities issued in connection with the succession were registered on Form F-8 or Form F-80. None of these exceptions as set forth in Rule 12g-3 will apply in the case of the Reincorporation Merger. A "succession" is defined in Rule 12b-2 as the "direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer." Rule 12g-3(e) further provides that successor issuers are required to "file a report pursuant to Section 13 on Form 8-K with respect to the transaction," and indicate in the current report on Form

8-K the paragraph of Section 12 of the Exchange Act under which the class of securities issued by the successor issuer is deemed registered.

Colorado Class B Stock is currently registered pursuant to Section 12(b) of the Exchange Act. The Reincorporation Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. Therefore, we respectfully request that the Staff concur with the conclusion that upon consummation of the Reincorporation Merger, Delaware Class B Stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3 thereunder. Promptly following the Effective Time, Coors Delaware will file a Form 8-K which indicates that Delaware Class B Stock is deemed to be registered under Section 12(b) of the Securities Act by operation of Rule 12g-3(a). The Staff has taken similar positions with respect to Rule 12g-3 in the context of transactions similar to the Reorganization. *See, e.g.*, Payless, Lincoln, America West Airlines, Inc. (available April 25, 1996) and Proler.

VII. <u>Commission File Number</u>

In Exchange Act Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertains to the registration of securities of certain successor issuers under Sections 12(b) and 12(c) of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3 as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b) and listed on the same national securities exchange. Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission normally assigns a "Commission File Number" to registrants at the time they file a Form 8-A or Form 8-B for purposes of Exchange Act reporting purposes. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. In the absence of any other mechanics for assigning a Commission File Number, it seems that the Commission File Number of Coors Delaware should be that of Coors.

Because Coors Delaware will be the successor to Coors, we respectfully request that the Commission concur with the conclusion that at the Effective Time, Coors Delaware will assume and use the Commission File Number currently used by Coors. The Staff has taken similar positions with respect to transactions similar to the Reincorporation. *See, e.g.*, Payless, Startec Global Communications Corporation (available July 1, 1998).

Conclusion

We respectfully request the concurrence of the Staff in each of the conclusions listed above. If the Staff disagrees with any of such conclusions, we respectfully request an opportunity to discuss the matter with the Commission prior to any written response to this letter. Please note that the Company intends to mail its definitive proxy statement to its shareholders as promptly as practicable and to submit the Merger Agreement to its shareholders at the Special Meeting and therefore, the favor of a prompt reply will be welcome.

As required by the Securities Act Release No. 33-6269, seven copies of this letter are being submitted herewith.

If there should be any questions or if the Staff requires additional information, please contact the undersigned at (212) 558-3988 or Jeffrey B. Golden of this office at (212) 558-3857.

Very truly yours,

James C. Morphy

cc: Robert Reese
(Senior Vice President & Chief Legal Officer
Adolph Coors Company)